

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Via Mail and Facsimile 011-61-(0)-7-3217-0811

Mr. Brett Farmer
Chief Financial Officer
Metal Storm Limited
Building 4
848 Boundary Road
Richlands, Queensland 4077
Australia

     Re: **Metal Storm Limited**
            Form 20-F for the Year Ended December 31, 2009
            Filed July 15, 2010
            File No. 000-31212

Dear Mr. Farmer:

     We have reviewed your response letter dated September 7, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Index to Financial Statements, page F-1

Note 18. Current Liabilities—Interest Bearing Loans and Borrowings, page F-29

1.   We note your response to prior comment 6 and that you included the company's responses dated October 24, 2007 and January 28, 2008 which addresses how the company accounted for the original loan including the embedded conversion feature under Australian IFRS and US GAAP. Please confirm to us that you accounted for the original notes and related embedded conversion option under IFRS as issued by the IASB in your financial statements.

2.   We note your response to prior comment 7. In order to help us in evaluating your response, please explain to us in more detail how you determined the fair value of the new interest bearing and non-interest bearing convertible debt. Within your discussion, please explain how you computed the $.135 fair value per note and how you used the $.135 in the computation of the fair value of the new interest bearing and non-interest bearing note.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

                                                        Sincerely,

                                                        Martin James
                                                        Senior Assistant Chief Accountant